UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 25, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer

Banco Santander (Brasil) S.A.

9M12 BR GAAP Results

October 25th, 2012

Santander

DISCLAIMER

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results ,performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions.

We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages. In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

TABLE OF CONTENTS

MACROECONOMIC SCENARIO

GDP (Y-o-Y growth %)


5.2
-0.3
7.5
2.7
1.5
4.0
2008
2009
2010
2011
2012e
2013e

Interest Rate – Selic (%)


13.75
8.75
10.75
11.00
7.25
8.00
2008
2009
2010
2011
2012e
2013e

Inflation (IPCA %)


5.9
4.3
5.9
6.5
5.4
5.4
2008
2009
2010
2011
2012e
2013e

Exchange Rate (R$ / US$)


2.34
1.74
1.67
1.88
2.01
2.01
2008
2009
2010
2011
2012e
2013e

TABLE OF CONTENTS

HIGHLIGHTS – 9M12 vs. 9M11

- Net profit decreases 6%
- Loan portfolio grows 10%
- Total revenues[1] increase 17%
- Costs under control
- Reduction of pace of allowance for loan losses
- Balance Sheet strength

1. Considers net interest income and fee and commission income.

Santander

TABLE OF CONTENTS

RESULTS

NET PROFIT[1]: Reduction of 5.7% in 12 months


R$ MM
- 8.6%
2.5%
-5.7%
1,641
776
866
1,643
776
867
1,766
909
856
1,464
909
555
1,501
909
591
5,018
2,328
2,690
4,731
2,728
2,003
3Q11
4Q11
1Q12
2Q12
3Q12
9M11
9M12
Accounting Net Profit
Goodwill

Profit/share[2] In Reals

3Q11	4Q11	1Q12	2Q12	3Q12	9M11	9M12
1.73	1.73	1.86	1.54	1.58	1.76	1.66

BR GAAP Criterion

1. Accounting Net profit with reversal of 100% of goodwill amortization expenses from the acquisition of Banco Real.
2. Net profit (annualized) per Unit (50 Preferred Shares + 55 Common Shares)

Santander

RESULTS

Managerial Profit[1] (R$ Million)	9M12	9M11	Var. (%) YoY	Var. (%) QoQ
1 Net Interest Income	24,567	20,700	18.7%	-3.2%
2 Allowance for Loan Losses	(10,126)	(7,181)	41.0%	-15.2%
3 Fee and Commission Income	7,386	6,631	11.4%	7.3%
4 General Expenses[2]	(11,694)	(10,522)	11.1%	4.7%
Tax Expenses	(2,352)	(2,197)	7.0%	1.0%
Other Operating Income/Expenses[3]	(2,692)	(2,103)	28.0%	14.9%
PROFIT BEFORE TAXES	5,089	5,328	-4.5%	11.3%
Income Tax and Social Contribution	(273)	(260)	5.1%	n.a.
Minority Interest	(85)	(50)	68.7%	96.9%
MANAGERIAL NET PROFIT	4,731	5,018	-5.7%	2.5%

BR GAAP Criterion

1. Excludes 100% of the goodwill amortization expense and tax hedge effect, and considers credit recovery reclassification. 2. Administrative expenses exclude 100% of the goodwill amortization expense, from the acquisition of Banco Real and personnel expenses includes profit sharing
3. Considers Other Operating Income (expenses), Non-operating Income and Investments in Affiliates and Subsidiaries.

Santander

RESULTS

1 NET INTEREST INCOME

Net Interest Income Breakdown[1]

R$ MM


13.5%
-3.2%
7,148
7,378
8,077
8,379
8,111
1,493
288
5,366
1,269
273
5,836
1,790
246
6,042
1,815
211
6,354
1,609
194
6,308
3Q11
4Q11
1Q12
2Q12
3Q12
Credit
Deposits
Others²

NII with Clients and Interest Rates

Interest Rate (Quarter average) – Selic


3Q11
4Q11
1Q12
2Q12
3Q12
12.2 %
11.3 %
10.3 %
8.9 %
7.8 %
11.9%
12.1%
12.4%
12.7%
12.2%
Credit Spread (%)
1.0%
0.9%
0.8%
0.7%
0.6%
Deposits Spread (%)
3Q11
4Q11
1Q12
2Q12
3Q12

BR GAAP Criterion

1. Excludes the tax hedge effect and credit recovery
2. Includes Gains (Losses) on financial transactions and others net interest incomes.

RESULTS

1.1 NET INTEREST INCOME– Loan Portfolio

Expanded Credit

R$ Billion


9.9%
0.5%
201
211
213
220
221
3Q11
4Q11
1Q12
2Q12
3Q12


Corporate 32%
Individuals 33%
Consumer Finance 18%
SMEs 17%

Segment Breakdown*

R$MM	3Q12	3Q11	YoY (%)	QoQ (%)
Individuals	69,388	63,347	9.5%	0.8%
Consumer Finance	36,340	32,729	11.0%	-0.9%
SMEs	34,824	29,144	19.5%	3.6%
Corporate	66,782	63,170	5.7%	0.4%
Total	**207,334**	**188,389**	**10.1%**	**0.8%**
Other transactions[1]	13,352	12,500	6.8%	-4.9%
Expanded Portfolio	**220,686**	**200,889**	**9.9%**	**0.5%**
Organic Expanded Portfolio[2]	**219,692**	**197,712**	**10.1%[3]**	**0.8%[3]**

BR GAAP Criterion

(*) Loans by segment for the year 2011 have been reclassified for comparison purposes with the current period, due to re-segmentation of clients occurred in 1Q12

1. Includes other Credit Risk Transactions with customers (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes) and acquiring activities related assets.
2. Does not consider payroll portfolio acquired from other banks and includes sell of mortgage portfolio. 3. Excludes exchange rate variation.

Santander

RESULTS

2 ALLOWANCE FOR LOAN LOSSES – Credit Indicators



NPL Over 60 days[1]
8.9%
9.4%
9.0%
8.0%
8.4%
8.4%
6.1%
6.3%
6.0%
5.3%
5.5%
5.7%
3.4%
3.4%
2.9%
2.9%
3.2%
3.2%
3Q11
4Q11
1Q12
2Q12
3Q12
NPL Over 90 days[2]
7.2%
7.7%
7.3%
6.5%
6.8%
6.7%
4.8%
5.1%
4.9%
4.3%
4.5%
4.5%
2.6%
2.7%
2.6%
2.3%
2.4%
2.4%
3Q11
4Q11
1Q12
2Q12
3Q12
Corporate
Individuals
Total
-Normalized by the portfolio sale

BR GAAP Criterion

1. Non-performing loans over 60 days / total loans in BR GAAP
2. Non-performing loans over 90 days / total loans in BR GAAP

Santander

RESULTS

2 ALLOWANCE FOR LOAN LOSSES – Credit Indicators

NPL from 15 to 90 days[1] NPL Over 90 days[2]


8.6%
7.3%
7.4%
8.0%
7.6%
7.1%
5.9%
4.8%
4.9%
5.5%
5.1%
5.0%
3.5%
2.5%
2.6%
3.2%
2.8%
3.1%
3Q11
4Q11
1Q12
2Q12
3Q12
7.2%
7.7%
6.5%
6.8%
6.7%
7.3%
4.8%
4.3%
4.5%
4.5%
4.9%
5.1%
2.6%
2.3%
2.4%
2.4%
2.6%
2.7%
3Q11
4Q11
1Q12
2Q12
3Q12
Corporate
Individuals
Total
Normalized by the portfolio sale

BR GAAP Criterion

1. Non-performing loans from 15 to 90 days / total loans in BR GAAP
2. Non-performing loans over 90 days / total loans in BR GAAP

Santander

RESULTS

2 ALLOWANCE FOR LOAN LOSSES



4.7%
4.7%
5.0%
5.4%
5.6%
Var. 3Q12/ 3Q11
Var. 3Q12/ 2Q12
+29.7%
-15.2%
2,489
2,277
3,091
3,808
3,228
2,981
2,825
3,424
4,358
3,607
+21.0%
-17.2%
(492)
(548)
(334)
(551)
(380)
-22.9%
-31.1%
3Q11
4Q11
1Q12
2Q12
3Q12
Gross Allowance for Loan Losses
Income from recovery of written off loans
Credit Cost¹

BR GAAP Criterion

1. Credit Cost: Twelve months accumulated allowance for Loan Losses / Twelve months average credit portfolio including guarantees

RESULTS

3 FEES AND COMMISSION INCOME

Total[1]


12.7%
7.3%
2,255
2,319
2,473
2,370
2,542
3Q11
4Q11
1Q12
2Q12
3Q12

Breakdown of Fee and Commission Income

R$ Million	9M12	9M11	YoY (%)	QoQ (%)
Lending Operations	798	741	7.7%	1.9%
Current Account	1,190	1,103	7.9%	4.3%
Insurance	1,123	1,131	-0.7%	0.4%
Collection Services[2]	532	446	19.2%	0.0%
Cards[3]	2,138	1,568	36.3%	23.0%
Asset Management[4]	969	959	1.0%	-1.5%
Securities Brokerage and Placement	284	370	-23.2%	24.1%
Others	352	313	12.6%	-16.1%
TOTAL	7,386	6,631	11.4%	7.3%

BR GAAP Criterion

1. Includes fee and commission income;
2. Includes collection and bill;
3. Includes acquiring services; 4. Includes income from funds and consortia

RESULTS

4 GENERAL EXPENSES

General Expenses

R$ Million


12.1%
4.7%
3,575
3,908
3,860
3,826
4,007
327
374
397
400
452
1,654
1,819
1,824
1,779
1,829
1,594
1,714
1,639
1,647
1,727
3Q11
4Q11
1Q12
2Q12
3Q12
Administrative
Personnel¹
Depreciation and Amortization²

Breakdown of Expenses

R$ Million	9M12	9M11	YoY (%)	QoQ (%)
Administrative	5,013	4,634	8.2%	4.8%
Personnel[1]	5,432	4,928	10.2%	2.8%
Subtotal	**10,445**	**9,562**	**9.2%**	**3.8%**
Depreciation and Amortization[2]	1,249	960	30.1%	12.8%
Total	**11,694**	**10,522**	**11.1%**	**4.7%**

Additional Information

Branches	2,384	2,294	+90	+11
Employees	55,120	52,770	+2,350	+202

BR GAAP Criterion

1. Personnel expenses include profit sharing
2. Exclude 100% of the goodwill amortization expense from the acquisition of Banco Real.

Santander

RATIOS

Efficiency Ratio[1] (%)


45.9%
41.9%
45.0%
46.1%
43.5%
3Q11
2Q12
3Q12
9M11
9M12

Recurrence[2] (%)


63.1%
61.9%
63.4%
63.0%
63.2%
3Q11
2Q12
3Q12
9M11
9M12

ROAA[3] (%)


1.6%
1.4%
1.4%
1.7%
1.5%
3Q11
2Q12
3Q12
9M11
9M12

ROAE[4] (%)


14.0%
11.5%
11.7%
14.5%
12.5%
3Q11
2Q12
3Q12
9M11
9M12

BR GAAP Criterion

1. General Expenses / (NII + Fees and Commission Income + Tax Expenses + Other Oper. Income (expense); 2. Fee and Commission Income / General Expenses. 3. Return on average asset excluding goodwill (annualized) ; 4. Return on average equity excluding goodwill (annualized).

ASSETS AND EQUITY

Assets[1] – R$ Billion


2.5%
2.0%
419
421
429
3Q11
2Q12
3Q12

Equity[1] – R$ Billion


7.9%
1.7%
48.1
51.1
51.9
3Q11
2Q12
3Q12

BR GAAP Criterion

1. Excludes 100% of the goodwill from the acquisition of Banco Real, that in 3Q11 was R$ 17 billion, 2Q12 R$ 15 billion and 3Q12 R$ 14 billion.

Santander

RATIOS

Coverage Ratio over 90 days[1]


141.2%
137.7%
136.4%
3Q11
2Q12
3Q12

BIS Ratio[2]


24.2%
2.3%
21.9%
21.9%
2.0%
19.9%
22.1%
1.7%
20.4%
3Q11
2Q12
3Q12
Tier I
Tier II

BR GAAP Criterion

1. Allowance for loan losses / (non-performing loans over 90 days)
2. BIS Ratio as of Brazilian Central Bank, which includes goodwill. Excluding the goodwill: 19.5% in Sep/11, 18.2% in June/12 e 18.6% in Sep/12 .

FUNDING

R$ Billion	3Q12	3Q11	12M%	3M%
Demand Deposits + Savings Deposits	37.7	44.1	-15%	3%
Time Deposits + Debentures[1]	129.6	114.3	13%	6%
Treasury Notes (*Letras Financeiras*)	25.3	18.4	37%	-7%
Funding From Clients (A)	**192.5**	**176.8**	**9%**	**3%**
(-) Reserve Requirements	(38.3)	(43.8)	-13%	-2%
Borrowing and Onlendings	9.5	11.1	-14%	-4%
Subordinated Debt	11.7	10.6	10%	2%
Offshore Funding	28.0	27.6	1%	7%
Total Funding (B)	**203.4**	**182.3**	**12%**	**4%**
Assets Under Management[2]	134.1	127.9	5%	-3%
Total Funding + AUM	**337.5**	**310.2**	**9%**	**1%**
Total Credit (C)	207.3	188.4	10%	1%
C/ B (%)	102%	103%	-	-
C / A (%)	108%	107%	-	-

BR GAAP Criterion

1. Includes Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
2. According to the ANBIMA criterion.

TABLE OF CONTENTS

FINAL REMARKS – 9M12 vs. 9M11

- Net profit decreases 6%
- Loan portfolio and funding growth
  - Loan Portfolio grows 10%
  - Funding on balance grow 12%
- Revenues` growth
  - Total revenues[1] grow 17%
  - Efficiency ratio presents 2.6 p.p. of improvement
- Costs control
- Reduction of the pace of allowance for loan losses
  - Increase in gross allowance from loan losses of 31%
- Balance sheet strength
  - BIS Ratio 22.1%
  - Coverage ratio reaches 136.4%

1. Considers net interest income and fee and commission income

TABLE OF CONTENTS

Annexes – BR GAAP

RESULTS

Managerial[1] – Accumulated (R$ million)

			Var. YoY	
Managerial Financial Statement (R$ Million)	**9M12**	**9M11**	**Abs.**	**%**
NET INTEREST INCOME	**24,567**	**20,700**	**3,868**	**18.7%**
Allowance for Loan Losses	(10,126)	(7,181)	(2,945)	41.0%
NET INTEREST INCOME AFTER LOAN LOSSES	**14,441**	**13,518**	**923**	**6.8%**
Fee and Commission Income	7,386	6,631	754	11.4%
General Expenses	(11,694)	(10,522)	(1,172)	11.1%
Personnel Expenses + Profit Sharing	(5,432)	(4,928)	(504)	10.2%
Administrative Expenses	(6,262)	(5,594)	(668)	11.9%
Tax Expenses	(2,352)	(2,197)	(155)	7.0%
Investments in Affiliates and Subsidiaries	1	1	0	9.2%
Other Operating Income (Expenses)	(2,727)	(2,313)	(413)	17.9%
OPERATING INCOME	**5,056**	**5,118**	**(63)**	**-1.2%**
Non Operating Income	33	210	(176)	-84.1%
INCOME BEFORE TAXES	**5,089**	**5,328**	**(239)**	**-4.5%**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(273)	(260)	(13)	5.1%
MINORITY INTEREST	(85)	(50)	(35)	68.7%
NET PROFIT	**4,731**	**5,018**	**(287)**	**-5.7%**

BR GAAP Criterion

1. Excludes 100% of the goodwill amortization expense and the tax hedge effect, and considers the reclassification of credit recovery
2. Administrative Expenses exclude 100% of the goodwill amortization expense, from the acquisition of Banco Real.
3. Includes Net Income from Premiums, Pension Funds and Capitalization

Santander

RESULTS

Managerial[1] – Quarterly (R$ million)

Managerial Financial Statement (R$ Million)	3Q11	4Q11	1Q12	2Q12	3Q12
NET INTEREST INCOME	**7,148**	**7,378**	**8,077**	**8,379**	**8,111**
Allowance for Loan Losses	(2,489)	(2,277)	(3,091)	(3,808)	(3,228)
NET INTEREST INCOME AFTER LOAN LOSSES	**4,659**	**5,101**	**4,986**	**4,571**	**4,883**
Fee and Commission Income	2,255	2,319	2,473	2,370	2,542
General Expenses	(3,575)	(3,908)	(3,860)	(3,826)	(4,007)
Personnel Expenses + Profit Sharing	(1,654)	(1,819)	(1,824)	(1,779)	(1,829)
Administrative Expenses	(1,921)	(2,088)	(2,036)	(2,048)	(2,178)
Tax Expenses	(799)	(762)	(803)	(771)	(778)
Investments in Affiliates and Subsidiaries	(1)	3	0	0	0
Other Operating Income (Expenses)	(815)	(906)	(901)	(846)	(980)
OPERATING INCOME	**1,724**	**1,848**	**1,896**	**1,498**	**1,661**
Non Operating Income	41	97	43	(8)	(2)
INCOME BEFORE TAXES	**1,765**	**1,945**	**1,939**	**1,491**	**1,659**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(108)	(271)	(143)	(8)	(122)
MINORITY INTEREST	(16)	(30)	(31)	(18)	(36)
NET PROFIT	**1,641**	**1,643**	**1,766**	**1,464**	**1,501**

BR GAAP Criterion

1. Excludes 100% of the goodwill amortization expense and the tax hedge effect, and considers the reclassification of credit recovery
2. Administrative Expenses exclude 100% of the goodwill amortization expense, from the acquisition of Banco Real.
3. Includes Net Income from Premiums, Pension Funds and Capitalization

Santander

BALANCE SHEET

Assets (R$ million)

Assets	Sep-11	Dec-11	Mar-12	Jun-12	Sep-12
Current Asset and Long-term Assets	**410,671**	**398,671**	**391,458**	**411,496**	**419,502**
Cash and Cash Equivalents	4,587	4,471	5,658	4,849	4,522
Interbank Investments	24,780	25,485	29,220	29,251	40,608
Securities and Derivative Financial Instrument	73,968	74,616	62,870	69,712	63,563
Interbank Accounts	45,730	45,258	44,098	40,910	40,081
Interbranch Accounts	10	1	3	2	1
Lending Operations	176,965	185,064	187,355	191,894	192,812
- Lending Operations	188,389	197,062	199,333	205,632	207,334
- Allowance for Loan Losses	(11,423)	(11,998)	(11,979)	(13,738)	(14,522)
Other Receivables	59,348	62,600	60,798	73,316	76,376
Other Assets	25,282	1,177	1,457	1,561	1,538
Permanent Assets	**25,229**	**25,055**	**24,172**	**23,853**	**23,286**
Investments	72	69	40	38	40
Fixed Assets	4,609	4,935	4,951	5,041	5,257
Intangibles	20,549	20,051	19,181	18,774	17,989
- Goodwill	27,023	27,031	27,037	26,175	26,172
- Others	(6,474)	(6,981)	(7,856)	(7,401)	(8,182)
Total Assets	**435,900**	**423,726**	**415,630**	**435,349**	**442,788**
Total Assets (excluding goodwill)	**418,550**	**407,151**	**399,965**	**420,593**	**428,942**

BR GAAP Criterion

BALANCE SHEET

Liabilities and Equity (R$ million)

Liabilities and Equity	Sep-11	Dec-11	Mar-12	Jun-12	Sep-12
Current Liabilities and Long-Term Liabilities	**369,690**	**357,389**	**348,759**	**368,730**	**376,173**
Deposits	119,920	121,798	122,907	121,819	122,426
Demand Deposits	13,869	13,537	11,817	11,949	11,966
Saving Deposits	30,271	23,293	23,922	24,763	25,727
Interbank Deposits	2,370	2,870	2,953	3,056	2,990
Time Deposits	73,411	82,097	84,214	82,051	81,743
Money Market Funding	72,047	78,036	66,548	69,646	73,139
Funds from Acceptance and Issuance of Securities	39,285	39,933	47,406	51,630	51,622
Interbank Accounts	1,580	8	1,530	1,406	1,560
Interbranch Accounts	1,253	2,013	1,195	1,091	795
Borrowings	16,163	14,822	13,108	14,643	15,474
Domestic Onlendings - Official Institutions	11,113	10,222	10,063	9,772	9,395
Foreign Onlendings	1,199	1,077	499	396	45
Derivative Financial Instruments	6,502	4,683	3,805	5,464	5,284
Other Payables	100,629	84,799	81,699	92,864	96,434
Deferred Income	201	207	202	218	219
Minority Interest	536	551	564	571	606
Equity	65,473	65,579	66,105	65,829	65,790
Total Liabilitities and Equity	**435,900**	**423,726**	**415,630**	**435,349**	**442,788**
Equity (excluding goodwill)	**48,122**	**49,004**	**50,440**	**51,073**	**51,944**

BR GAAP Criterion

BALANCE SHEET

Loan Portfolio by Product[1]

R$ Million	3Q12	3Q11	Var. YoY	2Q12	Var. QoQ
Individuals					
Leasing / Auto Loans (*)	2,539	2,291	10.8%	2,382	6.6%
Credit Card	14,717	12,394	18.7%	14,636	0.5%
Payroll Loans[2]	15,034	15,123	-0.6%	15,383	-2.3%
Mortgage	10,919	8,881	22.9%	10,241	6.6%
Agricultural Loans	2,177	2,693	-19.2%	2,295	-5.2%
Personal Loans / Others	24,003	21,964	9.3%	23,893	0.5%
Total	**69,388**	**63,347**	**9.5%**	**68,831**	**0.8%**
Corporate					
Leasing / Auto Loans	3,530	2,987	18.2%	3,183	10.9%
Real Estate	7,424	6,180	20.1%	7,166	3.6%
Trade Finance	16,354	21,782	-24.9%	16,907	-3.3%
On-lending	7,867	7,551	4.2%	8,747	-10.1%
Agricultural Loans	1,785	1,823	-2.1%	1,565	14.1%
Working Capital / Others	64,646	51,991	24.3%	62,551	3.3%
Total	**101,606**	**92,313**	**10.1%**	**100,119**	**1.5%**

(*) Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 32,743 in 3Q12, R$ 28,425 million in 3Q11 and R$ 32,198 MM in 2Q12.

BR GAAP Criterion

1. Individuals and corporate loan portfolios do not include consumer finance loan portfolio.
2. Includes Payroll Loan acquired portfolio. Excluding acquired portfolio, the growth in twelve months would be 12.9% and 1.3% in the quarter.

RESULTS

IFRS vs. BR GAAP: Reconciliation

R$ Million	9M12	9M11
NET PROFIT - BR GAAP	2,003	2,690
Reversal of Goodwill Amortization	2,728	2,328
MANAGERIAL NET PROFIT - BR GAAP	4,731	5,018
Impairment on Loans and Receivables	(43)	76
Others	(40)	862
NET PROFIT - IFRS	4,648	5,956

SANTANDER ACQUIRING

In 9M12:

- **We have already achieved the target for 2012:** **reaching over 364 thousand merchants** (121% of goal for2012)

- *Market share* of **3.88%** in sep/12 (2.06% in sep/11). Target: 10% by 2013

Santander Acquiring		9M11	9M12
CREDIT	Revenues (R$ MM) Transactions (MM)	▪ 4,288 ✓ 40.3	▪ 10,557 ✓ 92.0
DEBIT	Revenues (R$ MM) Transactions (MM)	▪ 2,502 ✓ 48.2	▪ 6,195 ✓ 114.0
TOTAL	Revenues (R$ MM) Transactions (MM)	▪ 6,790 ✓ 88.4	▪ 16,752 ✓ 205.9

Investor Relations (Brazil)
Avenida Juscelino Kubitschek, 2.235, 12º andar
São Paulo | SP | Brasil | 04543-011
Phone: 55 11 3553-3300
Fax. 55 11 3553-7797
e-mail: ri@santander.com.br